UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2005

OR

[ X ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to  .

Commission file number 1-15929

PROGRESS ENERGY 401(k)
SAVINGS & STOCK OWNERSHIP PLAN
Full title plan and the address of the
plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
(a North Carolina corporation)
410 South Wilmington Street, Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

PROGRESS ENERGY 401(K) SAVINGS
& STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	5

Notes to Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005	6-13

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	14

Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions for the Year Ended December 31, 2005	15

SIGNATURE	16

INDEX TO EXHIBITS	17

:

Note: All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Progress Energy 401(k) Savings & Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respect when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 20, 2006

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments	$1,253,175,585	$1,258,535,227
Nonparticipant-directed investments	125,937,789	156,097,182
Total investments	1,379,113,374	1,414,632,409
Receivables:
Dividends/Capital Gains/Interest receivable	9,139,242	9,934,227
Employer contributions receivable	12,082,538	15,230,780
Total receivables	21,221,780	25,165,007
Cash and cash equivalents	3,919,483	3,963,483
Total assets	1,404,254,637	1,443,760,899

LIABILITIES:
ESOP loan payable	84,062,999	98,344,953
Participants’ loan payable	401,194	2,214,541
Interest payable ESOP loan	840,630	983,450
Total liabilities	85,304,823	101,542,944
NET ASSETS AVAILABLE FOR BENEFITS	$1,318,949,814	$1,342,217,955

See Notes to Financial Statements.

PROGRESS ENERGY 401(k) SAVINGS & STOCK OWNERSHIP PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Participant contributions	$57,274,177
Employer contributions	40,409,965
Total contributions	97,684,142
Investment income:
Net appreciation in fair value	11,037,881
Dividends and capital gains	63,883,688
Interest income	1,605,777
Total investment income	76,527,346
DEDUCTIONS:
Benefits paid to participants	166,754,061
Allocation of shares	25,195,718
Interest expense	5,488,383
Administrative expenses	41,467
Total deductions	197,479,629
DECREASE IN NET ASSETS	(23,268,141)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,342,217,955
End of year	$1,318,949,814

See Notes to Financial Statements.

PROGRESS ENERGY 401(k) SAVINGS
& STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND
FOR THE YEAR ENDED DECEMBER 31, 2005

1.  DESCRIPTION OF THE PLAN

General Information Regarding the Plan

The following description of the Progress Energy 401(k) Savings & Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). The purpose of the Plan is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Progress Energy, Inc. (the “Company”) and other investments. The Company’s Board of Directors or the President and Chief Executive Officer of the Company appoints the 401(k) Plan Administrative Committee to control and manage the operation and administration of the Plan.

In 2003, the Company received notice from the Plan’s record keeper, ADP, Inc., that effective May 2004 it would no longer provide 401(k) plan recordkeeping services to large-market clients, which included the Progress Energy 401(k) Savings & Stock Ownership Plan. Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) was selected and approved to be the new record keeper for the Plan, effective May 14, 2004. State Street Bank & Trust Company, N.A. (“State Street” or the “Trustee”) has continued to provide trustee services to the Plan.

In order to ensure that all account information was properly transferred accurately from ADP to Fidelity, there was a transition blackout period from May 7, 2004 through May 21, 2004. Related to this blackout period, the Company was late in filing a Form 8-K pursuant to Item 11 of that Form (Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans). The filing relates to notice to Section 16 insiders informing them of the prohibition of trading in the Company’s securities during an upcoming 401(k) blackout period. Notice was given to all Section 16 insiders regarding these trading restrictions well before the blackout period commenced.

Participation in the Plan

Generally, individuals classified as nonbargaining regular, full-time, part-time or temporary employees of Carolina Power & Light Company d/b/a/ Progress Energy Carolinas, Inc., Florida Power Corporation d/b/a/ Progress Energy Florida, Inc., Progress Energy Service Company, Progress Energy Ventures, Inc., and corporate employees of Progress Fuels Corporation (collectively, the “Participating Companies”), are eligible to participate in the Plan on their first day of employment. Only persons treated as employees of the Participating Companies for federal tax purposes may participate in the Plan. Independent contractors, leased employees and contract employees are not eligible. Full-time employees are eligible for the Company match allocations as soon as participation in the plan begins. Part-time and temporary employees are eligible for the Company match allocations after six months of continuous credited service or 1,000 hours of service in a 12-month period. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment options.

Employee Contributions Under the Plan

Employees who have earnings equal to or less than a certain level ($95,000 for 2005 and $90,000 for 2004) may contribute from one percent to 25 percent, in increments of one percent, of their annual eligible base salary earnings (the "Deferred Contribution") as defined by the Plan. Employees with earnings above this level may contribute from one percent to 18 percent of their eligible base salary earnings, as defined by the Plan. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $14,000 for 2005 and $13,000 for 2004, as defined by certain Internal Revenue Code (“IRC”) limitations.

Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have earnings equal to or less than a specified level ($95,000 for 2005 and $90,000 for 2004) may elect to contribute an after-tax amount from one percent to 25 percent, in increments of one percent, of their eligible base salary earnings, as defined by the Plan. Employees with earnings above this level may contribute an after-tax amount from one percent to 18 percent of their eligible base salary earnings, as defined by the Plan. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 25 percent or 18 percent, respectively, of annual eligible base salary earnings, as defined by the Plan, during 2005 or 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution Plans.

Company Contributions

At the time employee contributions are made, the Company’s matching allocations are made to the Plan in an amount equal to 50 percent of the first six percent of each employee's before- or after-tax contributions on a pay period by pay period basis (the “Automatic Company-match”).

The Plan also has an incentive feature (the “Employee Stock Incentive Plan (“ESIP”) Match”) which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of 10 of the Company and business unit strategic goals set by senior management are met. Employees eligible to participate in the Plan are generally eligible for these additional Company matching allocations. Those eligible employees with more than one year of service who do not contribute at least two percent before-tax to the Plan are, for the purpose of determining the ESIP Match, assumed to have made a before-tax contribution of two percent to the Plan. During the first year of service, employees must contribute at least one percent of eligible base pay earnings each pay period to receive an ESIP Match allocation. The Company made ESIP matching allocations of approximately $12.1 million for the Plan year ended December 31, 2005, and approximately $15.2 million for the Plan year ended December 31, 2004.

All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company in the Progress Energy, Inc. Common Stock Fund (“Common Stock Fund”). Participants may reallocate the company match allocation from the Common Stock Fund to any of the other investment options at any time.

Employees are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions, and the dividends from the Company matching allocations. Upon attaining one year of service with the Company, employees are 100 percent vested in all Company matching allocations that have been allocated to their accounts. Contributions are subject to certain IRC limitations.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans (“ESOP Loans”) for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account (“ESOP Stock Suspense Account”). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the IRC.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19,865,293 for each of the years 2006 through 2009 and a total of $18,246,358 for 2010. The ESOP Stock Suspense Account shares in the Plan, which totaled 2,867,436 shares at December 31, 2005, are pledged as collateral for the ESOP Loan. During the 2005 and 2004 Plan years, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Progress Energy, Inc. Common Stock Fund

The Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account. The price at which such released shares are allocated to Plan participants is the closing price per share on the payroll date. In addition, the Common Stock Fund may use available cash from contributions and dividends to purchase Progress Energy, Inc. common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted average price of all shares purchased under the Plan during the applicable Investment Period which is generally one pay period, running from the payroll date that deductions are taken to the date before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price on the date of purchase will be the prior day’s volume weighted average price of common shares of the Company traded on the New York Stock Exchange. No brokerage commission or other charges shall be deducted.

The Common Stock Fund is accounted for on a unitized accounting basis. This requires a small portion of this fund to be held in a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and three percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2005 and December 31, 2004, the reserve totaled approximately $3.9 million and $4.0 million, respectively.

Investment of Funds

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options offered by the Plan. Employee contributions to the Plan may be allocated to one or more of the investment options in increments of one percent. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options. The only limitations on transfers are the limitations on roundtrip transactions under Fidelity’s Excessive Trading Policy, which was put in place on December 6, 2004, and applies to all Fidelity mutual funds, the EuroPacific Growth Fund, the Growth Fund of America, and the Columbia Acorn Fund. A roundtrip transaction occurs when a participant exchanges in and then out of a fund option within 30 days. Fidelity’s Excessive Trading Policy limits participants to one roundtrip transaction per fund within any rolling 90-day period, subject to an overall limit of four roundtrip transactions across all funds over a rolling 12-month period. All Company matching allocations are initially invested in common stock of the Company. All Company common stock dividends are reinvested in common stock, unless employees elect to receive the Company common stock dividends in cash (subject to income tax). Participants immediately vest in all dividends generated from Company common stock, including dividends on Company match allocations, without regard to length of service.

Contingent Value Obligations

Pursuant to the Company’s acquisition of Florida Progress Corporation during 2000, participants of the Savings Plan for Employees of Florida Progress Corporation (the “Florida Plan”) with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Common Stock Fund and cash. In addition, Florida Progress Stock Fund non-bargaining unit shareholders received shares of the Contingent Value Obligation Fund (the “CVO Fund”) which were transferred into the Plan effective December 31, 2001. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by the Company. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to liquidate and reinvest the proceeds of all or a portion of their account balance as desired.

Participants Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, plan earnings and charged with withdrawals, allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, or Termination of Employment

Participants with one or more years of service with the Participating Companies are vested with respect to all Company matching allocations. Participants with less than one year of service will become 100% vested in Company match allocations upon: death, becoming totally and permanently disabled while employed, placement in a specially designed Company outplacement program or discontinuance of the Plan. Generally, participants leaving the employ of the Company with less than one year of service forfeit nonvested Company matching allocations and reinvested earnings on those allocations. In the case of an employee's death, retirement or termination of employment with at least one year of service with the Company, all employee and Company matching allocations, including those otherwise nonvested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Retired participants and former eligible employees of the Participating Companies, who are currently ineligible to participate, may retain investments in the Plan but may not continue to make contributions. Account balances valued at $1,000 or less at termination are automatically distributed to the participant as a lump sum.

Forfeited Accounts

Forfeited matching allocations may be used by the Plan to pay Plan expenses or to reduce future matching allocations otherwise required from the Company. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $54,458 and $32,383, respectively. During the year ended December 31, 2005, forfeited matching allocations and associated reinvested earnings were not used by the Plan.

Benefit Payments

Participants may withdraw certain funds while employed at the Participating Companies. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). Employees may withdraw matured-company match funds before age 59 & 1/2, subject to a penalty. Employees also may withdraw after-tax contributions and any earnings on such funds. The earnings on after-tax funds are subject to a penalty. In general, withdrawals of before-tax employee contributions and their earnings are not permitted. Financial hardship withdrawals are permitted when an employee has a substantial "immediate and heavy" financial need, subject to a penalty. However, under certain specified circumstances, the IRS will allow limited withdrawals of before-tax contributions without penalty. Once reaching age 59 & 1/2, employees may make a withdrawal of before-tax contributions without having to meet the hardship requirements.

Participant Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The loan amount is taken on a pro-rata basis across the investment funds in which the participant has a balance. The minimum loan available is $500. Only two loans can be outstanding at any time. The maximum is 50 percent of the participant’s vested account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. For active employees, loan repayment is made through automatic payroll deduction of after-tax dollars. Loans from the Plan must be repaid within five years. Prior to 2002, the loans were funded with a borrowing arrangement by the Plan with an outside lending institution (former loan plan). All loans issued prior to 2002, except those transferred to the Plan from the Florida Plan at December 31, 2001, are being repaid under the former loan plan; however, no new loans are being issued under the former loan plan. Under the current loan plan, loans are funded directly from the employees’ account, reducing the participants’ account balance, and are placed in a separate Participant Loan Fund. Repayments are returned to each participant account, reducing the outstanding Participant Loan Fund balance. Interest income for the current loan plan is recorded in the participant-directed investment accounts.

The interest rate for loans is determined periodically by the Plan’s Committee, and is set at a reasonable amount in accordance with IRS regulations. The interest rate charged is different for loans under the former loan plan and loans from participant accounts. The interest rate on loans issued since 2002 under the current loan plan is based on the prime rate on the last day of the previous calendar quarter and is fixed for the life of the loan. The prime rate ranged from 5.25% to 7.15% in 2005 and 4.00% to 5.15% in 2004. Interest rates on loans outstanding during 2005 and 2004 under the current loan plan, including those transferred from the Florida Plan, ranged from 4.00% to 9.50%. Loans outstanding under the former loan plan are subject to a variable rate and bear interest at the prime rate plus one-half percent. Interest rates on loans outstanding issued under the former loan plan ranged from 7.25% to 7.75% during 2005 and 4.50% to 5.25% during 2004.

The borrowings from the outside lender to fund the former loan plan bear interest at the one-month London InterBank Offering Rate (“LIBOR”). For 2005 and 2004, the one-month LIBOR averaged 3.39% and 1.50%, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The Common Stock Fund and the CVO Fund are valued at their year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). The Company’s common stock is valued at its closing market price as of the end of the day. CVOs are valued at their last traded price which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. When the Company’s common stock is distributed from the Common Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Plan Expenses

The Plan’s administrative expenses incurred by the Trustee and Fidelity, the Plan’s record keeper, may be paid from assets of the Plan to the extent not paid by the Company.

3. INVESTMENTS

The following table summarized the Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004:

	2005	2004
EuroPacific Growth Fund, 1,642,711 shares	$67,498,988	*
Fidelity Mid Cap Stock Fund, 2,561,376 shares	$68,055,749	*
Vanguard S&P 500 Index Fund, 680,738 and 764,271 shares, respectively	$77,610,920	$84,612,490
Fidelity Equity Income Fund, 1,508,352 and 1,501,937 shares, respectively	$79,610,793	$79,272,236
Columbia Acorn Fund, 3,894,042 and 3,048,377 shares, respectively	$109,695,174	$80,629,569
Vanguard Retirement Savings Trust, 138,440,794 and 140,625,844 units, respectively	$138,440,794	$140,625,844
Progress Energy, Inc. Common Stock Fund, 14,273,734 and 16,032,444 units, respectively	$626,902,397	$725,307,767
*Balance is less than 5 percent of the Plan’s net assets available for benefits as of the end of the year.

During the Plan year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,037,881 as follows:

Mutual Funds:
Fidelity Mid Cap Stock Fund	$7,791,529
EuroPacific Growth Fund	7,878,574
Growth Fund of America	5,106,747
Vanguard S&P 500 Index Fund	2,386,526
Vanguard Retirement Savings Trust	31
PIMCO Total Return Bond Fund	(894,403)
Fidelity Equity Income Fund	30,137
Fidelity Freedom Income Fund	42,063
Fidelity Freedom 2000 Fund	60,853
Fidelity Freedom 2005 Fund	57,898
Fidelity Freedom 2010 Fund	556,672
Fidelity Freedom 2015 Fund	149,298
Fidelity Freedom 2020 Fund	924,001
Fidelity Freedom 2025 Fund	89,080
Fidelity Freedom 2030 Fund	1,459,588
Fidelity Freedom 2035 Fund	48,890
Fidelity Freedom 2040 Fund	730,691
Columbia Acorn Fund	6,236,572
Progress Energy, Inc. Common Stock Fund	(21,598,046)
Progress Energy, Inc. CVO Fund	(18,820)
Net appreciation in fair value of investments	$11,037,881

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2005 and 2004 and for the year ended December 31, 2005, is as follows:

ESOP
Balance, December 31, 2004	$58,804,529
Changes in net assets:
Employer contributions	12,706,653
Net (depreciation) in fair value	(4,963,674)
Dividends and capital gains	6,857,689
Allocation of shares	(25,195,718)
Interest expense	(5,440,520)
Net change	(16,035,570)
Balance, December 31, 2005	$42,768,959

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by affiliates of Fidelity. Fidelity is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

Plan investments at end of period include shares of money market funds managed by State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 14,273,734 and 16,032,444 shares, respectively, of common stock of Progress Energy, Inc., the sponsoring employer, with a cost basis of $408,265,067 and $447,003,088, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $35,610,889.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to amend, modify, suspend or terminate the Plan at any time subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

7. FEDERAL INCOME TAX STATUS

The Plan was amended in 2001 to comply with the qualification requirements of the Uruguay Round Agreements Act (“GATT”), the Small Business Job Protection Act of 1986 (including the Uniformed Services Employment and Reemployment Rights Act of 1994), the Taxpayer Relief Act of 1997, the Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively, “Gust II”). The Plan obtained its latest determination letter on July 23, 2002, in which the IRS stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

8. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contributions, which consisted of loan repayments, to the Trustee later than required by D.O.L. Regulation 2510.3-102: the December 31, 2004, participant contributions of $73,655 were remitted on January 28, 2005; the January 28, 2005, participant contributions of $70,926 were remitted on February 24, 2005; and the February 25, 2005, participant contributions of $67,773 were remitted on March 29, 2005.

SUPPLEMENTAL SCHEDULES

PROGRESS ENERGY 401(K) SAVINGS
& STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Progress Energy, Inc. Common Stock Fund	Common stock	**	$500,964,608
*	Progress Energy, Inc. Common Stock Fund (ESOP)	Common stock	$63,083,592	125,937,789
*	Fidelity Mid Cap Stock Fund	Mutual fund	**	68,055,749
	EuroPacific Growth Fund	Mutual fund	**	67,498,988
	Growth Fund of America	Mutual fund	**	48,193,355
	Vanguard S&P 500 Index Fund	Mutual fund	**	77,610,920
	Vanguard Retirement Savings Trust	Common trust fund	**	138,440,794
	PIMCO Total Return Bond Fund	Mutual Fund	**	49,544,848
*	Fidelity Equity Income Fund	Mutual Fund	**	79,610,793
*	Fidelity Freedom Income Fund	Mutual Fund	**	3,673,529
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	3,700,147
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	1,253,688
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	16,319,837
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	3,312,629
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	17,346,991
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	2,036,896
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	22,818,865
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	828,968
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	10,943,864
*	Progress Energy, Inc. CVO Fund	Contingent Value Obligations	**	19,159
	Columbia Acorn Fund	Mutual Fund	**	109,695,174
*	Various participants	Loans to plan participants
		(Maturing through 2010 with interest rates ranging from 4.0% to 9.5%)	**	31,305,783

	Total			$1,379,113,374

* Party-in-interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

PROGRESS ENERGY 401(K) SAVINGS
& STOCK OWNERSHIP PLAN

FORM 5500 SCHEDULE H, PART IV, QUESTION 4A
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a, “Did the Employer Fail to Transmit to the Plan Any Participant Contributions within the Time Period Described in 29 CFR 2510.3-102,” Was Answered “Yes”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction	Amount

Progress Energy, Inc.	Employer/Plan Sponsor	Participant contributions for employees, which consisted of loan repayments, were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The December 31, 2004, participant contribution, which consisted of loan repayments, was deposited on January 28, 2005.	$73,655
Progress Energy, Inc.	Employer/Plan Sponsor	Participant contributions for employees, which consisted of loan repayments, were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 28, 2005, participant contribution, which consisted of loan repayments, was deposited on February 24, 2005.	$70,926
Progress Energy, Inc.	Employer/Plan Sponsor	Participant contributions for employees, which consisted of loan repayments, were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The February 25, 2005, participant contribution, which consisted of loan repayments, was deposited on March 29, 2005.	$67,773

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PROGRESS ENERGY 401(k) SAVINGS & STOCK
OWNERSHIP PLAN ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Progress Energy 401(k) Savings & Stock Ownership Plan
Administrative Committee
Date: June 22, 2006

INDEX TO EXHIBITS

Exhibit Number

Exhibit No. 23 Consent of Deloitte & Touche LLP